Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2016	2015	2014	2013	2012
EARNINGS
Pre-tax income from continuing operations	105,246	56,744	56,205	29,303	21,720
Fixed charges	21,256	15,879	15,436	10,756	15,653
Amortization of capitalized interest	—	—	—	—	—
Capitalized interest	—	—	—	—	—

Total earnings	126,502	72,623	71,641	40,059	37,373
Less: Interest on deposits	12,410	9,752	9,488	8,400	13,327

Total earnings exc. deposit int.	114,092	62,871	62,153	31,659	24,046

FIXED CHARGES
Interest expensed	19,694	14,856	14,680	10,137	15,074
Interest capitalized	—	—	—	—	—
Interest included in rental expense	1,562	1,023	756	619	579

Total fixed charges	21,256	15,879	15,436	10,756	15,653
Less: Interest on deposits	12,410	9,752	9,488	8,400	13,327

Total fixed charges exc. deposit int.	8,846	6,127	5,948	2,356	2,326

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expensed	19,694	14,856	14,680	10,137	15,074
Interest capitalized	—	—	—	—	—
Interest included in rental expense	1,562	1,023	756	619	579
Preferred stock dividends (pre-tax equivalent)	—	—	286	1,738	3,577

Total fixed charges and preferred stock dividends	21,256	15,879	15,722	12,494	19,230
Less: Interest on deposits	12,410	9,752	9,488	8,400	13,327

Total fixed charges and preferred dividends exc. deposit int.	8,846	6,127	6,234	4,094	5,903

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	5.95	4.57	4.64	3.72	2.39

Excluding interest on deposits	12.90	10.26	10.45	13.44	10.34

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Including interest on deposits	5.95	4.57	4.56	3.21	1.94

Excluding interest on deposits	12.90	10.26	9.97	7.73	4.07